UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SWS GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N 10 7

(CUSIP Number)

Corey G. Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas 75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N 10 7	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,053,052 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,053,052 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,053,052 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.0% (b)

14.	Type of Reporting Person (See Instructions) CO

(a)           Includes 8,695,652 shares of common stock that are acquirable upon the exercise of a warrant.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that SWS Group, Inc. prepays the loan made to it by Hilltop Holdings Inc. and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of common stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.

(b)           Based upon 32,539,020 shares of common stock of SWS Group, Inc. outstanding on August 26, 2011, as reported in its Annual Report on Form 10-K for the year ended June 24, 2011.  Shares issuable pursuant to the warrant are treated as if outstanding for computing the percentage ownership of Hilltop Holdings Inc., but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

2

CUSIP No. 78503N 10 7	SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on August 8, 2011 (as amended and supplemented, collectively, this “Statement” or this “Schedule 13D”), relating to the common stock, $0.10 par value per share, of SWS Group, Inc., a Delaware corporation.  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 1.            Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to 9,053,052 shares of common stock, $0.10 par value per share (the “Common Stock”), of SWS Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  This includes 8,695,652 shares of Common Stock (and, in some cases, the Company’s non-voting preferred stock, $1.00 par value per share (“Series A Preferred Stock”)) that are acquirable upon the exercise of a warrant issued to Hilltop Holdings Inc. by the Company.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that the Company prepays the loan made to it by Hilltop Holdings Inc. and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of Common Stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.  This description of the warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the warrant, which is filed as Exhibit 99.2 to this Schedule 13D.

The Company’s principal executive office is located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270.

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to read as follows:

From September 6, 2011 through September 13, 2011, the Reporting Person purchased 357,400 shares of Common Stock in the open market for an aggregate cash purchase price of $1,712,535.  The Reporting Person made these purchases utilizing funds from its available working capital.

Item 5.            Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of September 14, 2011, the Reporting Person was the beneficial owner of 9,053,052 shares of Common Stock, which represents 22.0% of the outstanding Common Stock.  This includes 8,695,652 shares of Common Stock (and, in some cases, the Series A Preferred Stock) that are acquirable upon the exercise of a warrant issued to the Reporting Person by the Company.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that the Company prepays the loan made to it by the Reporting Person and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of Common Stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.  To the best knowledge of the Reporting Person, none of the Named Individuals beneficially owns any shares of Common Stock.  The foregoing reported percentage ownership is based upon 32,539,020 shares of Common Stock outstanding on August 26, 2011, as reported in the Company’s Annual Report on Form 10-K for the year ended June 24, 2011.  Shares issuable pursuant to the warrant are treated as if outstanding for computing the percentage ownership of the Reporting Person, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b)           Until shares of Common Stock are acquired upon exercise of the warrant (and, in some cases, conversion of the Series A Preferred Stock), those shares are not entitled to vote.  The Reporting Person

3

CUSIP No. 78503N 10 7	SCHEDULE 13D

has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, the shares of Common Stock, the warrant and the shares of Common Stock acquirable upon exercise of the warrant (and, in some cases, the Series A Preferred Stock) reported in this Schedule 13D.  The Named Individuals may be deemed to have beneficial ownership of these securities.  The Named Individuals disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(c)           Except for the purchases of Common Stock set forth on Schedule A to this Schedule 13D, the Reporting Person has not, and to the Reporting Person’s knowledge, without independent verification, none of the Named Individuals have, effected any transactions in the securities of the Company since the filing of the Schedule 13D by the Reporting Person on August 8, 2011.

(d)           Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2011	HILLTOP HOLDINGS INC.,
a Maryland corporation

	By:	/s/ COREY PRESTIDGE
	Name:	Corey Prestidge
	Title:	General Counsel

4

Schedule A

Transactions in Securities of SWS Group, Inc.

Since the filing of the Schedule 13D by Hilltop Holdings Inc. on August 8, 2011, Hilltop Holdings Inc. made the following open market purchases of SWS Group, Inc. common stock.

Date of Transaction	Number of Shares Purchased	Price Per Share
September 6, 2011	22	$3.6900
September 6, 2011	605	$3.7000
September 6, 2011	200	$3.7100
September 6, 2011	100	$3.7200
September 6, 2011	78	$3.7400
September 6, 2011	1,600	$3.7700
September 6, 2011	242	$3.7800
September 6, 2011	58	$3.7900
September 6, 2011	100	$3.7985
September 6, 2011	200	$3.8000
September 6, 2011	100	$3.8100
September 6, 2011	100	$3.8300
September 6, 2011	500	$3.8400
September 6, 2011	100	$3.8500
September 6, 2011	100	$3.8600
September 6, 2011	200	$3.8700
September 6, 2011	300	$3.8800
September 6, 2011	100	$3.8888
September 6, 2011	400	$3.8900
September 6, 2011	900	$3.9000
September 6, 2011	761	$3.9100
September 6, 2011	300	$3.9200
September 6, 2011	900	$3.9300
September 6, 2011	100	$3.9394
September 6, 2011	1,500	$3.9400
September 6, 2011	1,899	$3.9500
September 6, 2011	100	$3.9597
September 6, 2011	2,801	$3.9600
September 6, 2011	500	$3.9700
September 6, 2011	200	$3.9800
September 6, 2011	200	$3.9890
September 6, 2011	1,102	$3.9900
September 6, 2011	1,798	$4.0000
September 6, 2011	1,399	$4.0900
September 6, 2011	400	$4.1000
September 6, 2011	534	$4.1300
September 6, 2011	100	$4.1392
September 6, 2011	300	$4.1400
September 6, 2011	43	$4.1700
September 6, 2011	400	$4.1800
September 6, 2011	500	$4.1825

Date of Transaction	Number of Shares Purchased	Price Per Share
September 6, 2011	100	$4.1884
September 6, 2011	100	$4.1886
September 6, 2011	100	$4.1887
September 6, 2011	100	$4.1889
September 6, 2011	100	$4.1892
September 6, 2011	100	$4.1893
September 6, 2011	100	$4.1899
September 6, 2011	1,000	$4.1900
September 6, 2011	200	$4.1975
September 6, 2011	257	$4.2000
September 6, 2011	100	$4.2100
September 6, 2011	200	$4.2150
September 6, 2011	300	$4.2200
September 6, 2011	200	$4.2250
September 6, 2011	100	$4.2287
September 6, 2011	900	$4.2300
September 6, 2011	200	$4.2350
September 6, 2011	100	$4.2392
September 6, 2011	1,100	$4.2400
September 6, 2011	200	$4.2425
September 6, 2011	100	$4.2497
September 6, 2011	4,000	$4.2500
September 6, 2011	100	$4.2589
September 6, 2011	700	$4.2600
September 6, 2011	100	$4.2690
September 6, 2011	1,500	$4.2700
September 6, 2011	4,100	$4.2800
September 6, 2011	100	$4.2897
September 6, 2011	100	$4.2898
September 6, 2011	7,199	$4.2900
September 6, 2011	100	$4.2983
September 6, 2011	100	$4.2984
September 6, 2011	100	$4.2992
September 6, 2011	4,402	$4.3000
September 6, 2011	200	$4.3300
September 6, 2011	600	$4.3400
September 6, 2011	100	$4.3600
September 6, 2011	1,420	$4.3700
September 6, 2011	400	$4.3800
September 6, 2011	100	$4.3887
September 6, 2011	480	$4.3900
September 6, 2011	600	$4.4000
September 6, 2011	100	$4.4195
September 6, 2011	1,480	$4.4200
September 6, 2011	100	$4.4300
September 6, 2011	820	$4.4500
September 6, 2011	2,184	$4.4700
September 6, 2011	3,000	$4.4800

Date of Transaction	Number of Shares Purchased	Price Per Share
September 6, 2011	200	$4.4825
September 6, 2011	100	$4.4850
September 6, 2011	1,200	$4.4900
September 6, 2011	400	$4.4925
September 6, 2011	1,216	$4.5000
September 6, 2011	1,500	$4.5100
September 6, 2011	1,100	$4.5200
September 6, 2011	100	$4.5250
September 6, 2011	1,400	$4.5300
September 6, 2011	100	$4.5380
September 6, 2011	100	$4.5391
September 6, 2011	1,200	$4.5400
September 6, 2011	100	$4.5475
September 6, 2011	100	$4.5488
September 6, 2011	100	$4.5498
September 6, 2011	1,500	$4.5500
September 6, 2011	100	$4.5584
September 6, 2011	3,700	$4.5600
September 6, 2011	100	$4.5668
September 6, 2011	2,900	$4.5700
September 6, 2011	4,000	$4.5800
September 6, 2011	100	$4.5877
September 6, 2011	600	$4.5900
September 6, 2011	100	$4.5996
September 6, 2011	3,000	$4.6000
September 6, 2011	100	$4.6079
September 6, 2011	100	$4.6096
September 6, 2011	200	$4.6098
September 6, 2011	8,749	$4.6100
September 6, 2011	100	$4.6186
September 6, 2011	100	$4.6189
September 6, 2011	100	$4.6192
September 6, 2011	100	$4.6199
September 6, 2011	1,251	$4.6200
September 6, 2011	100	$4.6279
September 6, 2011	1,500	$4.6300
September 6, 2011	100	$4.6388
September 6, 2011	13,300	$4.6400
September 6, 2011	100	$4.6486
September 6, 2011	100	$4.6495
September 6, 2011	100	$4.6496
September 6, 2011	4,900	$4.6500
September 6, 2011	100	$4.6585
September 6, 2011	100	$4.6678
September 6, 2011	100	$4.6679
September 6, 2011	100	$4.6693
September 6, 2011	1,100	$4.6700
September 6, 2011	100	$4.6788

Date of Transaction	Number of Shares Purchased	Price Per Share
September 6, 2011	100	$4.6795
September 6, 2011	1,000	$4.6800
September 6, 2011	100	$4.6886
September 6, 2011	3,700	$4.6900
September 6, 2011	100	$4.6998
September 6, 2011	11,200	$4.7000
September 6, 2011	400	$4.7100
September 6, 2011	300	$4.7125
September 6, 2011	400	$4.7200
September 6, 2011	200	$4.7225
September 6, 2011	3,600	$4.7300
September 6, 2011	100	$4.7393
September 6, 2011	1,300	$4.7400
September 6, 2011	100	$4.7489
September 6, 2011	10,900	$4.7500
September 7, 2011	300	$4.6200
September 7, 2011	1,400	$4.6300
September 7, 2011	1,420	$4.6400
September 7, 2011	100	$4.6500
September 7, 2011	180	$4.6525
September 7, 2011	850	$4.6600
September 7, 2011	1,800	$4.6700
September 7, 2011	1,400	$4.6800
September 7, 2011	400	$4.6850
September 7, 2011	100	$4.6875
September 7, 2011	100	$4.6896
September 7, 2011	100	$4.6898
September 7, 2011	100	$4.6899
September 7, 2011	1,576	$4.6900
September 7, 2011	50	$4.6950
September 7, 2011	100	$4.6983
September 7, 2011	100	$4.6992
September 7, 2011	1,424	$4.7000
September 7, 2011	100	$4.7075
September 7, 2011	1,100	$4.7100
September 7, 2011	2,300	$4.7200
September 7, 2011	6,100	$4.7300
September 7, 2011	100	$4.7380
September 7, 2011	200	$4.7383
September 7, 2011	100	$4.7384
September 7, 2011	100	$4.7393
September 7, 2011	100	$4.7395
September 7, 2011	100	$4.7397
September 7, 2011	100	$4.7399
September 7, 2011	3,211	$4.7400
September 7, 2011	100	$4.7425
September 7, 2011	3,289	$4.7500
September 7, 2011	200	$4.7596

Date of Transaction	Number of Shares Purchased	Price Per Share
September 7, 2011	865	$4.7600
September 7, 2011	200	$4.7650
September 7, 2011	100	$4.7681
September 7, 2011	1,950	$4.7700
September 7, 2011	1,235	$4.7800
September 7, 2011	100	$4.7891
September 7, 2011	1,550	$4.7900
September 7, 2011	100	$4.7979
September 7, 2011	100	$4.7994
September 7, 2011	700	$4.8000
September 7, 2011	400	$4.8100
September 7, 2011	200	$4.8150
September 7, 2011	500	$4.8200
September 7, 2011	100	$4.8300
September 7, 2011	1,600	$4.8400
September 7, 2011	2,600	$4.8500
September 7, 2011	100	$4.8579
September 7, 2011	1,100	$4.8600
September 7, 2011	100	$4.8684
September 7, 2011	93	$4.8695
September 7, 2011	200	$4.8696
September 7, 2011	1,707	$4.8700
September 7, 2011	91	$4.8800
September 7, 2011	2,396	$4.8900
September 7, 2011	1,122	$4.9000
September 7, 2011	3,280	$4.9100
September 7, 2011	100	$4.9197
September 7, 2011	5,302	$4.9200
September 7, 2011	2,100	$4.9300
September 7, 2011	100	$4.9391
September 7, 2011	100	$4.9392
September 7, 2011	2,300	$4.9400
September 7, 2011	3,229	$4.9500
September 7, 2011	5,271	$4.9600
September 7, 2011	100	$4.9696
September 7, 2011	3,209	$4.9700
September 8, 2011	3,700	$5.2500
September 8, 2011	100	$5.2493
September 8, 2011	100	$5.2487
September 8, 2011	155	$5.2425
September 8, 2011	3,145	$5.2400
September 8, 2011	2,400	$5.2300
September 8, 2011	100	$5.2299
September 8, 2011	100	$5.2298
September 8, 2011	100	$5.2293
September 8, 2011	100	$5.2281
September 8, 2011	200	$5.2250
September 8, 2011	600	$5.2200

Date of Transaction	Number of Shares Purchased	Price Per Share
September 8, 2011	100	$5.2167
September 8, 2011	300	$5.2125
September 8, 2011	800	$5.2100
September 8, 2011	500	$5.2000
September 8, 2011	2,500	$5.1900
September 8, 2011	100	$5.1896
September 8, 2011	3,700	$5.1800
September 8, 2011	4,100	$5.1700
September 8, 2011	100	$5.1693
September 8, 2011	200	$5.1625
September 8, 2011	2,556	$5.1600
September 8, 2011	100	$5.1595
September 8, 2011	100	$5.1588
September 8, 2011	5,200	$5.1500
September 8, 2011	100	$5.1499
September 8, 2011	200	$5.1496
September 8, 2011	200	$5.1494
September 8, 2011	100	$5.1493
September 8, 2011	100	$5.1492
September 8, 2011	200	$5.1484
September 8, 2011	100	$5.1482
September 8, 2011	100	$5.1475
September 8, 2011	44	$5.1450
September 8, 2011	5,308	$5.1400
September 8, 2011	200	$5.1398
September 8, 2011	200	$5.1397
September 8, 2011	100	$5.1394
September 8, 2011	300	$5.1350
September 8, 2011	4,592	$5.1300
September 8, 2011	100	$5.1295
September 8, 2011	100	$5.1293
September 8, 2011	9,026	$5.1200
September 8, 2011	100	$5.1197
September 8, 2011	100	$5.1194
September 8, 2011	100	$5.1192
September 8, 2011	702	$5.1100
September 8, 2011	1,392	$5.1000
September 8, 2011	2,098	$5.0900
September 8, 2011	100	$5.0899
September 8, 2011	100	$5.0867
September 8, 2011	802	$5.0800
September 8, 2011	100	$5.0780
September 8, 2011	1,300	$5.0700
September 8, 2011	4,528	$5.0600
September 8, 2011	200	$5.0599
September 8, 2011	200	$5.0598
September 8, 2011	400	$5.0594
September 8, 2011	100	$5.0592

Date of Transaction	Number of Shares Purchased	Price Per Share
September 8, 2011	100	$5.0585
September 8, 2011	100	$5.0584
September 8, 2011	3,172	$5.0500
September 8, 2011	900	$5.0400
September 8, 2011	599	$5.0300
September 8, 2011	200	$5.0200
September 8, 2011	81	$5.0150
September 8, 2011	398	$5.0100
September 8, 2011	602	$5.0000
September 8, 2011	1,300	$4.9900
September 8, 2011	100	$4.9850
September 8, 2011	200	$4.9800
September 8, 2011	400	$4.9700
September 8, 2011	200	$4.9600
September 8, 2011	300	$4.9500
September 8, 2011	1,000	$4.9000
September 9, 2011	100	$5.0800
September 9, 2011	400	$5.1400
September 9, 2011	700	$5.1500
September 9, 2011	200	$5.1600
September 9, 2011	163	$5.1700
September 9, 2011	1,637	$5.1800
September 9, 2011	200	$5.1900
September 9, 2011	600	$5.2000
September 9, 2011	200	$5.2100
September 9, 2011	1,158	$5.2200
September 9, 2011	100	$5.2275
September 9, 2011	1,837	$5.2300
September 9, 2011	1,741	$5.2400
September 9, 2011	200	$5.2495
September 9, 2011	100	$5.2496
September 9, 2011	200	$5.2498
September 9, 2011	5,664	$5.2500
September 12, 2011	3,622	$5.2500
September 12, 2011	621	$5.2400
September 12, 2011	100	$5.2399
September 12, 2011	100	$5.2396
September 12, 2011	1,100	$5.2300
September 12, 2011	100	$5.2299
September 12, 2011	100	$5.2294
September 12, 2011	100	$5.2290
September 12, 2011	100	$5.2287
September 12, 2011	1,700	$5.2200
September 12, 2011	300	$5.2100
September 12, 2011	1,979	$5.2000
September 12, 2011	2,132	$5.1900
September 12, 2011	100	$5.1894
September 12, 2011	200	$5.1888

Date of Transaction	Number of Shares Purchased	Price Per Share
September 12, 2011	3,000	$5.1800
September 12, 2011	100	$5.1799
September 12, 2011	100	$5.1792
September 12, 2011	100	$5.1790
September 12, 2011	100	$5.1788
September 12, 2011	200	$5.1782
September 12, 2011	100	$5.1778
September 12, 2011	100	$5.1772
September 12, 2011	2,168	$5.1700
September 12, 2011	100	$5.1693
September 12, 2011	100	$5.1689
September 12, 2011	100	$5.1687
September 12, 2011	1,469	$5.1600
September 12, 2011	100	$5.1588
September 12, 2011	1,000	$5.1500
September 12, 2011	617	$5.1400
September 12, 2011	100	$5.1393
September 12, 2011	1,400	$5.1300
September 12, 2011	100	$5.1285
September 12, 2011	100	$5.1276
September 12, 2011	2,509	$5.1200
September 12, 2011	100	$5.1185
September 12, 2011	100	$5.1182
September 12, 2011	1,283	$5.1100
September 12, 2011	1,200	$5.1000
September 12, 2011	100	$5.0900
September 12, 2011	200	$5.0700
September 12, 2011	100	$5.0685
September 12, 2011	100	$5.0681
September 13, 2011	6,400	$5.2500
September 13, 2011	100	$5.2491
September 13, 2011	200	$5.2475
September 13, 2011	40	$5.2425
September 13, 2011	1,760	$5.2400
September 13, 2011	100	$5.2377
September 13, 2011	1,100	$5.2300
September 13, 2011	100	$5.2289
September 13, 2011	100	$5.2283
September 13, 2011	500	$5.2200
September 13, 2011	100	$5.2197
September 13, 2011	100	$5.2178
September 13, 2011	980	$5.2100
September 13, 2011	100	$5.2080
September 13, 2011	720	$5.2000
September 13, 2011	100	$5.1998
September 13, 2011	300	$5.1900
September 13, 2011	200	$5.1700
Total	357,400